

September 2, 2015

Daniel Trudeau
Chief Financial Officer
IT Management, Inc.
1395 Brickell Avenue, Suite 800
Miami, FL 33131

> **Re: IT Management, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 6, 2015**
> **File No. 333-206127**

Dear Mr. Trudeau:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please update your financial statements and related disclosures pursuant to Rule 8-08 of Regulation S-X.

2.   We note your statement on page 20 that you do not believe you are a shell company. However, you appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Cover Page

3.   Please delete the tabular presentation, which is not appropriate in the context of a resale registration statement.

4.   Please revise the disclosure here and throughout your filing to state, if accurate, that the selling shareholders will sell at a price of $0.10 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Prospectus Summary

IT Management, Inc.

Business, page 1

5.   Your filing contains disclosure on this page and throughout the prospectus that assumes the occurrence of future events. For example, you state on this page that you will advise companies regarding software and hardware solutions and on page 2 you state that you will allow companies to minimize their hardware and software expenses and that you will generate client loyalty and add value to your potential clients. Please revise these and other statements in your prospectus to state your intention to engage in these business activities and to address the potential challenges and uncertainties associated with these plans.

6.   Please revise to disclose that there can be no assurances that your efforts to market your information technology solutions services will succeed.

Risk Factors

Risks Associated with our Company and Industry

We will rely upon consultants…, page 10

7.   We note that you are dependent upon web consultants to expand your website and market your services. Please revise to disclose, as you state on page 24, that these services are not being provided pursuant to a written agreement.

Special Note Regarding Forward-Looking Statements, page 20

8.   Please revise to disclose that you intend to file a Form 8A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

For the three months ended March 31, 2015

Results of Operations, page 22

9.   When updating this section to provide the results of operations for the six months ended June 30, 2015, please revise to state that there is no assurance that you will ever generate revenues. Similar concerns exist on page 23.

Directors, Executive Officers, Promoters and Control Persons, page 29

10.   We note that Mr. Beauregard is employed by BCT ExpertsConseils, Inc. which you describe as a consulting firm. Please revise to provide specific information regarding the type of consulting services provided by this company. Refer to Item 401(e)(1) of Regulation S-K.

Exhibits

11.   We note that substantial portions of Exhibit 3.1 appear to contain rate jpeg images. Please note that while it is appropriate to file electronic documents with images in them, it is not appropriate to file an entire section of a document as an image. We refer you to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please re-file the applicable exhibits in one of the correct document formats.

Exhibit 5.1

12.   As this is a selling shareholder offering, please revise to provide that the shares are validly issued, fully paid and non-assessable. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies and Services

cc: Donald P. Hateley, Esq.
        Hateley & Hampton